Exhibit 99.1

The Stars Group Receives UK Competition & Markets Authority Clearance for its Combination with Flutter Entertainment plc

TORONTO—March 31, 2020—The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) welcomes today’s announcement from the UK Competition & Markets Authority (“CMA”) that it has unconditionally cleared its combination with Flutter Entertainment plc following the CMA’s Phase 1 review under the Enterprise Act 2002. As previously announced, The Stars Group and Flutter have entered into an arrangement agreement providing for an all-share combination to be implemented through an acquisition of The Stars Group by Flutter pursuant to a plan of arrangement under the Business Corporations Act (Ontario) (the “Combination”).
The Stars Group and Flutter continue to work diligently towards completion of the Combination, which remains conditional upon, among other things, certain approvals by each of Flutter’s and The Stars Group’s shareholders, Ontario court approval of the plan of arrangement, certain approvals from the United Kingdom Financial Conduct Authority, London Stock Exchange and Euronext Dublin, and any remaining relevant merger control, foreign investment and gaming related approvals.

About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 23 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, the completion of the Combination. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
For investor and media inquiries, please contact:
Vaughan Lewis: ir@starsgroup.com and press@starsgroup.com